SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 8)(1)

                             ECC INTERNATIONAL CORP.
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                    268255106
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 21, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                  (Page 1 of 6)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 268255106                  13D          Page 2 of 6 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                      WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           2,176,800
OWNED BY EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH
                        8         SHARED VOTING POWER

                                        -0-
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        2,176,800
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        -0-
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      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,176,800
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      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
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      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       25.9%
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      14        TYPE OF REPORTING PERSON*

                         PN
================================================================================

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CUSIP No. 268255106                  13D          Page 3 of 6 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      WARREN LICHTENSTEIN
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      00
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
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  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           2,181,801
OWNED BY EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH
                        8         SHARED VOTING POWER

                                        - 0 -
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        2,181,801
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       2,181,801
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       25.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       IN
================================================================================

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CUSIP No. 268255106                  13D          Page 4 of 6 Pages
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         The following constitutes Amendment No. 8 the Schedule 13D filed by the undersigned (the "Amendment No. 8"). This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

            The aggregate purchase price of the 2,176,800 Shares of Common Stock owned by Steel Partners II is $6,454,382. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

            The aggregate purchase price of the 5,001 Shares of Common Stock beneficially owned by Warren G. Lichtenstein is $16,141. The Shares of Common Stock beneficially owned by Warren G. Lichtenstein were acquired with personal funds.


Items 5(a) and (b) are hereby amended to read as follows:

Item 5.     Interest in Securities of the Issuer.

            (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,413,065 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-K for the fiscal year ended June 30, 1999.

            As of the close of business on October 27, 1999, Steel Partners II beneficially owns 2,176,800 Shares of Common Stock, constituting approximately 25.9% of the Shares outstanding. Mr. Lichtenstein beneficially owns 2,181,801 Shares, representing approximately 25.9% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,181,801 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

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CUSIP No. 268255106                  13D          Page 5 of 6 Pages
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Item 5(c) is hereby amended to read as follows:

            (c) Steel Partners II, L.P. engaged in the following transactions since the filing of Amendment No. 7.



Number of Shares             Purchase Price Per         Date of Purchase
   Purchased                       Share
     4,600                        3.29000                   10/8/99
     6,900                        3.54000                   10/13/99
       900                        3.54000                   10/19/99
    11,700                        3.54000                   10/20/99
    90,000                        3.53500                   10/20/99
       600                        3.55000                   10/21/99
     2,600                        3.53039                   10/25/99
    10,200                        3.64662                   10/27/99

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CUSIP No. 268255106                  13D          Page 6 of 6 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    October 27, 1999




                                   STEEL PARTNERS II, L.P.

                                   By:  Steel Partners, L.L.C.
                                        General Partner

                                   By:/s/ Warren Lichtenstein
                                      -----------------------
                                      Warren G. Lichtenstein
                                      Chief Executive Officer


                                      /s/ Warren Lichtenstein
                                      -----------------------
                                      WARREN G. LICHTENSTEIN